Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule setting forth by month the Engle-progeny case against PM USA that is currently scheduled for trial through the end of 2008. There are currently no individual smoking and health cases scheduled for trial through the end of 2008.

November (1)